Exhibit 77(i)

                       Terms of New or Amended Securities

At the August 21, 2003 Board Meeting, the Board of Trustees of ING Variable Insurance Trust, approved the establishment of ING GET U.S. Core Portfolio - Series 3, ING GET U.S. Core Portfolio - Series 4, ING GET U.S. Core Portfolio - Series 5 and ING GET U.S. Core Portfolio - Series 6.